SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated April 27, 2017

Contact:	Trinity Biotech plc Kevin Tansley (353)-1-2769800	Lytham Partners LLC Joe Diaz, Joe Dorame & Robert Blum 602-889-9700 E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q1, 2017

DUBLIN, Ireland (April 27, 2017)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2017.

Quarter 1 Results

Total revenues for Q1, 2017 were $23.5m which was marginally higher than that recorded in Q1, 2016.

	2016 Quarter 1	2017 Quarter 1	Increase/ (decrease)
	US$’000	US$’000%
Point-of-Care	3,268	4,010	22.7%
Clinical Laboratory	20,248	19,526	(3.6%)
Total	23,516	23,536

Point-of-Care revenues for Q1, 2017 increased by $0.7m compared to Q1, 2016. This was attributable to higher HIV sales in Africa. This is reflective of the fluctuating nature of this market particularly in the context of Q1, 2016 revenues being unusually low.

Meanwhile, Clinical Laboratory revenues decreased from $20.2m to $19.5m, a decrease of 3.6% compared to Q1, 2016. This decrease was attributable to the impact of culling a range of older declining product at the end of 2016.

Gross margin for the quarter was 42%. This was a decrease when compared to the gross margin reported in Q1, 2016 of 43.1% though higher than the 40% reported in Q4, 2016. This decrease was partly due to lower production levels in the immediate aftermath of our recent product cull.

Research and Development expenses increased from $1.1m to $1.3m. Meanwhile Selling, General and Administrative (SG&A) remained constant at $7.0m.

Operating profit for the quarter decreased from $1.8m to $1.3m – due to the combined impact of the lower gross margin and slightly higher indirect costs.

Financing income for the quarter was marginally lower at $0.2m reflecting lower deposit levels and interest rates. Meanwhile, interest payable, mainly arising on the Company’s exchangeable notes, was static at $1.2m. Further non-cash income of $1m was recognised in the quarter. This was due to a gain of $1.2m arising on a decrease in the fair value of the embedded derivatives associated with the exchangeable notes and was partly offset by non-cash interest of $0.2m.

The Company recorded a profit of $1.2m for the quarter which equated to earnings per share of 5.6 cents. However, excluding non-cash items the profit for the quarter was $0.2m or an EPS of 1.0 cents. Fully diluted EPS for the quarter was 5.0 cents compared to 6.4 cents in Q1, 2016.

EBITDA before share option expense for the quarter was $2.7m.

Share Buyback

During the quarter, the Company repurchased 181,000 ADRs at an average price of $6.40 and with a total value of $1.2m. A further 134,000 ADRs at an average price of $5.63 have been repurchased since quarter end. This brings the total purchased since the beginning of the program to over 1.4m shares with a total value of $11.9m.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Our operating profit of $1.3m this quarter was lower than the $1.8m recorded in the equivalent quarter last year due to slightly lower gross margins and marginally higher indirect costs. However, it represents a significant increase on Q4, 2016’s operating profit of $0.6m. Margins have started to rebound towards more normal levels and this will continue with revenue growth in the future, whilst indirect costs are being kept under control.”

Ronan O’Caoimh, CEO of Trinity said “We were pleased to see an improvement in profitability from the last quarter of 2016, particularly as we are now seeing the impact of culling some of our older products at the end of last year. Quarter 1 typically represents our lowest revenue quarter and we believe that future profitability growth can be achieved by concentrating on growing our key business lines with a particular emphasis on Diabetes, Autoimmunity and HIV. At the same time we will continue our share buyback program which is now approaching $12m since being initiated in 2016.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities

Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended Mar 31, 2017 (unaudited)	Three Months Ended Mar 31, 2016 (unaudited)	Three Months Ended Dec 31, 2016 (unaudited)
Revenues	23,536	23,516	23,681

Cost of sales	(13,645)	(13,385)	(14,202)

Gross profit	9,891	10,131	9,479
Gross margin %	42.0%	43.1%	40.0%

Other operating income	23	69	28

Research & development expenses	(1,328)	(1,147)	(1,330)
Selling, general and administrative expenses	(7,028)	(6,961)	(7,206)
Indirect share based payments	(250)	(267)	(378)

Operating profit	1,308	1,825	593

Financial income	177	220	221
Financial expenses	(1,170)	(1,181)	(1,182)

Net financing (expense)	(993)	(961)	(850)

Profit / (loss) before tax & non-cash financial income / (expense)	315	864	(368)

Income tax (expense) / credit	(99)	(182)	421

Profit for the period before once-off items & non-cash financial income / (expense)	216	682	53

Non-cash financial income / (expense)	1,030	(2,029)	4,860

Once-off charges (net of tax)	—	—	(105,779)

Profit / (loss) after tax and once-off items	1,246	(1,347)	(100,866)

Earnings / (loss) per ADR (US cents)	5.6	(5.8)	(443.1)

Earnings per ADR excluding non-cash financial income (US cents)**	1.0	2.9	0.2

Diluted earnings per ADR (US cents)	5.0	6.4 *	(373.1)

Diluted earnings per ADR (US cents)**	5.0	6.4 *	4.3

Weighted average no. Of ADRs used in computing basic earnings per ADR	22,102,620	23,287,867	22,761,641

Weighted average no. Of ADRs used in computing diluted earnings per ADR	27,362,174	28,656,394	28,031,122

*	Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. Therefore, diluted earnings per ADR in quarter 1, 2016 in accordance with IFRS would be a loss of 5.8 cents (i.e. equal to basic earnings per ADR).
**	Excluding once-off charges

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	Mar 31, 2017 US$ ‘000 (unaudited)	Dec 31, 2016 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	14,163	13,403
Goodwill and intangible assets	88,996	87,275
Deferred tax assets	14,669	14,556
Other assets	828	870

Total non-current assets	118,656	116,104

Current assets
Inventories	32,659	32,589
Trade and other receivables	22,683	22,586
Income tax receivable	1,290	1,205
Cash and cash equivalents	69,851	77,108

Total current assets	126,483	133,488

TOTAL ASSETS	245,139	249,592

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,176	1,224
Share premium	16,122	16,187
Accumulated surplus	93,171	93,004
Other reserves	(1,193)	(1,688)

Total equity	109,276	108,727

Current liabilities
Income tax payable	181	175
Trade and other payables	20,893	25,028
Provisions	75	75

Total current liabilities	21,149	25,278

Non-current liabilities
Exchangeable senior note payable	95,462	96,491
Other payables	698	735
Deferred tax liabilities	18,554	18,361

Total non-current liabilities	114,714	115,587

TOTAL LIABILITIES	135,863	140,865

TOTAL EQUITY AND LIABILITIES	245,139	249,592

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended March 31, 2017 (unaudited)	Three Months Ended March 31, 2016 (unaudited)
Cash and cash equivalents at beginning of period	77,108	101,953
Operating cash flows before changes in working capital	2,267	2,503
Changes in working capital	(2,208)	(628)

Cash generated from operations	59	1,875
Net Interest and Income taxes (paid)/received	177	(241)
Capital Expenditure & Financing (net)	(3,646)	(5,431)

Free cash flow	(3,410)	(3,797)
Payment of HIV-2 licence fee	(1,112)	—
Share buyback	(1,833)	(1,327)
Once-off items	(902)

Cash and cash equivalents at end of period	69,851	96,829

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

	By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: 27 April 2017